

October 29, 2010

Dr. Liang Qiao
Chief Executive Officer
Bio-Bridge Science Inc.
1211 West 22nd Street, Suite 615
Oak Brook, IL 60523

Re: Bio-Bridge Science Inc.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
File No. 000-51497

Dear Dr. Qiao:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your Form 10-K for the year ended December 31, 2009 and providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments.

Item 1. Business
Surgical Instrument Sales, page 4

1. Please provide us with draft disclosure to be included in future filings that further describes your agreement with Xinhua Surgical Instruments Co., Ltd., including the duration of the agreement, minimum turnover requirements, payment and termination provisions. In addition, please revise your discussion to specify that the territories include the United States, New Zealand and Australia.

Item 5. Market for the Company's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities
Equity Compensation Plan Information, page 25

2. We note that your Equity Compensation Plan Information Table on page 24 indicates that, as of December 31, 2009, there were outstanding 4,420,000 shares underlying option grants made pursuant to equity compensation plans not approved by securities holders. However, the narrative disclosure following the table and the disclosure on page

60 in the notes to financial statements does not indicate which particular compensation plans are responsible for the option grants comprising 4,420,000 shares. We note, however, that in disclosure that appears in the first paragraph at the top of page 60, you state that "As of December 31, 2009, 1,877,000 options had been granted under [the 2004 Plan] and an additional 420,000 options have been granted outside of the plan." It appears that the figure of 420,000 may be in error. Please provide us with draft disclosure for future filings that clarifies the total number of options that have been granted outside of the 2004 Stock Incentive Plan.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Management's Annual Report on Internal Control over Financial Reporting, page 31

3. The reference to "disclosure controls and procedures" included in the discussion of "Management's Annual Report on Internal Control over Financial Reporting" seems to be in error, as you are required to disclose management's assessment of your "internal control over financial reporting" pursuant to Item 308 of Regulation S-K. If, in fact, management concluded that your disclosure controls and procedures, as specified by Item 307 of Regulation S-K, were not effective as of December 31, 2009, please amend your 10-K, under the heading "Evaluation of Disclosure Controls and Procedures," to revise your statement that disclosure controls and procedures "were effective as of the end of the applicable period…"

If, on the other hand, management concluded that disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e), were effective as of December 31, 2009, please explain to us how management could have reached this conclusion given the control deficiency concerning EITF 07-05 that resulted in the restatement of financial statements for the quarter ended March 31, 2009.

Item 10. Directors, Executive Officers and Corporate Governance

4. Please provide us with draft disclosure to be included in future filings that briefly discusses, for each director, the specific experiences, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Exhibits 31.1 and 31.2

5. Please revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Dr. Liang Qiao
Bio-Bridge Science Inc.
October 29, 2010
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant